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
CONTACTS:
LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                           US MEDIA CONTACT
Corporate Communications                      Hugh Mansfield                                    Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.                     Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380                  Tel: (416) 599-0024                               Tel: (416) 370-5045
Email:  ir@lorusthera.com                     Email:  hugh@mcipr.com                            Email:  jennifer@mcipr.com
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         LORUS THERAPUETICS ANNOUNCES GLOBAL EXPANSION OF THE VIRULIZIN
                     REGISTRATION PHASE III CLINICAL TRIAL

    - Expansion of Phase III clinical trial in advanced pancreatic cancer to
                           Europe and South America -




TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, SEPTEMBER 30, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today a major global expansion to clinical sites in Europe and South America of its current Phase III clinical trial of Virulizin in advanced pancreatic cancer. The clinical study is now operating at major oncology centres in Russia, Ukraine, and Romania, with additional sites in Poland, the Czech Republic, Hungary, Spain and Brazil in progress. The study is also ongoing at centres in the US, Canada and Mexico. To date, over 100 clinical study sites are involved in this international Phase III clinical trial.

The Virulizin Phase III trial in advanced pancreatic cancer is a multi-centre, double-blind clinical study comparing Virulizin in combination with gemcitabine to gemcitabine and placebo in the first-line treatment setting. The study also includes a second-line treatment component involving Virulizin in combination with 5-FU, versus 5-FU and placebo.

The primary efficacy endpoint of the study is survival. Secondary endpoints in the study include time to treatment progression, which analyzes the effect of Virulizin on key clinical benefit parameters such as pain, analgesic consumption, changes in weight, and performance status.

In addition, the study will also correlate immune parameters with clinical outcome. Virulizin has been associated with increases in natural killer cell activity in an earlier Phase II clinical study, while animal studies have shown similar effects, in addition to stimulation of macrophage activity and associated mediators of the immune response.

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"This is a significant event in the overall clinical development program for
Virulizin. Expansion of this study to international oncology centres throughout Europe and Brazil has been a long-standing strategy for Lorus to ensure we remain successfully on track with key milestones in our trial program," said Dr. Jim Wright, CEO of Lorus. "This strategy also benefits Lorus' future commercial interests, as global trials optimize awareness of Virulizin among oncologists worldwide, well before a commercial launch. Such early awareness is essential to any successful pharmaceutical marketing strategy."

Virulizin has been shown to be a well-tolerated oncology drug with low toxicity in both pre-clinical and clinical studies. The company received FDA fast-track designation for Virulizin in the treatment of advanced pancreatic cancer in 2002, and orphan drug status in the US for the same indication in 2001. Virulizin is currently marketed in Mexico for malignant melanoma as part of an exclusive distribution agreement with Mayne Pharma for Mexico. Under the terms of the agreement, Lorus receives royalties from the sales of Virulizin(R) and is responsible for manufacturing the drug. Mayne Pharma recently exercised its option for similar agreements in Brazil and Argentina. Lorus also supplies Virulizin through emergency drug and compassionate-use programs around the world to patients with advanced pancreatic cancer and other cancers.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                      -30-